[redacted]

SECU 10028044 MMISSION

Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 8 3211

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.M.N. SECURITIES, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

252 Wall Street
(No. and Street)

Kingston (City) New York (State) 12401 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Solomon L. Melamed CPA PC
(Name — if individual, state last, first, middle name)

P.O. Box 505 (Address) Kerhonkson, (City) New York (State) 12446 (Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
110

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard M Netter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R.M.N. Securities Inc., as of ~~December 31~~, 2009 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Shareholder has $5000 in customer account. This money remains to insure no bank fees.

[signature]

Signature

President

Title

[signature] 2/25/10

Notary Public

THOMAS D. JONES
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01JO5064977
Qualified in Ulster County
Commission Expires August 26, 2010

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

February 20, 2010

R.M.N. Securities, Inc.
D/B/A/ Senate Securities
252 Wall Street
Kingston, New York 12401

Dear Mr. Netter

I have audited the accompanying balance sheet of R.M.N. Securities, Inc. as at December 31, 2008 and the related statements of revenue, expenses, changes in retained earnings, changes in stockholders' equity, computation of net capital, and statement of cash flows for the year then ended in accordance with the standards established by the American Institute of Certified Public Accountants. No material differences exist between the audited and non-audited computation of net capital. All information included in these financial statements is the representation of the management of R.M.N. Securities, Inc.

During the course of the audit for the period ending December 31, 2009 an examination of the internal controls revealed other employees present in the company. However, I found that no one other than you has any access to any mail, checks, bank statements or other financial data that would cause an adverse opinion on the audited financial statements. I find that no material inadequacies exist.

In my opinion, the accompanying financial statements present fairly the financial position of R.M.N. Securities, Inc. as at December 31, 2009 and the results of operations for the year then ended in conformity with generally accepted accounting principles.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

Solomon L. Melamed, P.C.
CERTIFIED PUBLIC ACCOUNTANT

P.O. Box 505 • 5990 Route 209 N • Kerhonkson, NY 12446
Tel: 845-626-4518 • Fax: 845-626-2418

February 20, 2010

R.M.N. Securities Inc.
253 Wall Street
Kingston, NY 12401

Dear Mr. Netter,

I have conducted an independent test of the Anti-Money Laundering Program for R.M.N. Securities, Inc. also doing business as Senate Securities and have found the firm to be in compliance with the Anti-Laundering Compliance Program as required by Federal Law. A list of the items checked is attached to this form.

Sincerely,

Solomon L. Melamed

Solomon L. Melamed

RMN Securities Inc
d/b/a Senate Securities
Balance Sheet
December 31, 2009

Assets

Current assets		
Cash	149,721	
Accounts receivable	24,204	
Total Current assets		$ 173,925
Property plant and equipment		
Furniture and fixtures	28,651	
Less: accumulated depreciation	(28,651)	
Total Property plant and equipment		-0-
Total Assets		$ 173,925

Liabilities and Stockholders Equity

Current liabilities		
Accounts payable - trade	1,633	
Payroll taxes payable	1,321	
Total Current liabilities		$ 2,954
Stockholders Equity		
Common stock	1,000	
Additional paid in capital	82,612	
Retained earnings	87,359	
Total Stockholders Equity		170,971
Total Liabilities and Stockholders Equity		$ 173,925

RMN Securities Inc
d/b/a Senate Securities
Statement of Income (Loss) and Retained Earnings
For the period ending December 31, 2009

Operating revenue		
Sales	279,013	
		$ 279,013
Operating expenses		
Advertising	7,722	
Auto and truck expenses	4,054	
Insurance	27,976	
Legal and accounting	1,375	
Office expenses	4,573	
Officer salaries	36,000	
Other expenses	168,027	
Other taxes	100	
Payroll taxes	2,921	
Rental expenses	16,626	
Repairs and maintenance	85	
Travel expenses	1,685	
Telephone	5,023	
Total Operating expenses		276,167
Income/(loss) from operations		2,846
Other income		
Interest income	2,249	
Dividend income	41	
Total Other income		2,290
Net income/(loss)		5,136
Retained earnings, beginning		82,223
Retained earnings, ending		$ 87,359

RMN Securities Inc
d/b/a Senate Securities
Statement of Cash Flows
For the period ending December 31, 2009

Cash flows from operating activities:	
Net income/(loss)	$ 5,135
Adjustments to reconcile net income/(loss) to net cash provided by (used in) operations:	
Decrease/(increase) in accounts receivable	7,932
Increase/(decrease) in accounts payable	(569)
Net cash provided by (used in) operating activities	12,498
Net Increase(Decrease) in Cash	12,498
Cash at Beginning of Period	137,223
Cash at End of Period	$ 149,721

RMN Securities Inc
d/b/a Senate Securities
Statement of Retained Earnings
For the period ending December 31, 2009

Retained earnings, beginning	$ 82,223
Net income/(loss)	5,136
Retained earnings, ending	$ 87,359

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
STOCKHOLDERS' EQUITY
AS AT DECEMBER 31, 2009

Retained Earnings 1/1/09	$ 82,222
Profit for 2008	5,136
Retained Earnings 12/31/09	87,358
Common Stock	1,000
Paid-in-Capital	82,612
Total Stockholders' Equity 12/31/08	$ 170,970

See Accountant's Report

R.M.N. Securities, Inc.
Net Capital Computation
D/B/A Senate Securities
12/31/2009

1)	Ownership Equity		$ 170,970
2)	Total From Below		
3)	Additional Charges – Excess Clearing Deposit		
4)	Haircut	1,050	
5)	Total Deductions		1,050
6)	Tentative Net Capital		$ 169,920

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Accounting Method

The company reports on the accrual method of accounting.

2. Depreciation

The company depreciates it's fixed assets on the Modified Accelerated Cost Recovery System (MACRS).

R.M.N. SECURITIES, INC.
D/B/A/ SENATE SECURITIES
DECEMBER 31, 2009

1. No material differences in the computations of the net capital account.

2. No material differences were found to have existed.